

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2020

Lawrence Goodfield
Chief Accounting Officer
Drive Shack Inc.
218 W. 18th Street, 3rd Floor
New York, NY 10011

> **Re: Drive Shack Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2019**
> **Filed March 6, 2020**
> **File No. 001-31458**

Dear Mr. Goodfield:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 32

1. We note you have two diverse operating and reporting segments as disclosed in Note 4. Please tell us your consideration of providing an analysis of your results of operations at the segment level between reporting periods. Your analysis should describe and quantify the effect of each causal factor that you identify for material changes in that segment's operations. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350 for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Suying Li at (202) 551-3335 or Jim Allegretto at (202) 551-3849 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services